UNITED STATES
    	       SECURITIES AND EXCHANGE COMMISSION
		               Washington, DC 20549


                  			   FORM U-3A-2

                                    				  File No. 69-206

	Statement by Holding Company Claiming Exemption Under
	Rule U-3A-2 from the Provisions of the Public Utility
	Holding Company Act of 1935

       		    BANGOR HYDRO-ELECTRIC COMPANY

hereby files with the Securities and Exchange Commission pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utilities Holding Company Act of 1935, and submits the following information:

1. Bangor Hydro-Electric Company (Bangor Hydro) is a Maine corporation having its principal place of business at 33 State
Street, Bangor, Maine.

Bangor Hydro is principally engaged in the generation, transmission, distribution and sale of electric energy in eastern
Maine and serves approximately 107,000 customers.

Penobscot Natural Gas Company, Inc. ("Penobscot Gas") is a corporation organized under Maine law in 1998. It was formed to be a general partner whose sole function is to own Bangor Hydro's interest in Bangor Gas Company, LLC ("Bangor Gas"). Bangor Gas is a limited liability company organized under Maine law in 1997. It was formed to be a local natural gas distribution company in the greater Bangor, Maine area. Bangor Gas has obtained all necessary regulatory approvals to provide such service and is currently in the process of constructing a gas distribution system in the Bangor area with the expectation of providing natural gas service in 2000. Bangor Gas's address is 21 Main Street, Bangor, Maine. Penboscot Gas has the option to acquire through capital contribution up to fifty percent (50%) of Bangor Gas's capital stock, with the remainder held by Sempra Energy Utility Ventures.


Bangor Energy Resale, Inc. ("Bangor Energy") is a corporation organized under Maine law in 1997. It was formed for a single purpose, to facilitate Bangor Hydro's use of a power sales agreement with Unitil Power Corp. (the "Unitil contract") as collateral for a bank loan. Under the arrangement (1) Bangor Hydro assigned the Unitil contract to Bangor Energy; (2) Bangor Energy purchases wholesale utility service from Bangor Hydro to allow Bangor Energy to perform the Unitil contract; (3) Bangor Energy borrowed money from lenders, assigning said lenders a security interest in the Unitil contract; and (4) Bangor Energy transferred the net proceeds of the loan to Bangor Hydro. The entire transaction was reviewed and approved by the Federal Energy Regulatory Commission and the Maine Public Utilities Commission. Bangor Energy's address is 33 State Street, Bangor, Maine. All of its capital stock is owned by Bangor Hydro.

CareTaker, Inc. is a corporation organized under Maine law in 1997. It was formed to provide security alarm services on a retail basis to residential and commercial customers within Maine.
CareTaker's address is 30 Industrial Plaza, Brewer, Maine. All of its capital stock is owned by Bangor Hydro.

Bangor Var Co., Inc. is a corporation organized under Maine law in 1990. It was formed to be a general partner whose sole function is to own a 50% interest in the Chester SVC Partnership, a partnership which owns the static var compensator electrical equipment which supports the Hydro-Quebec Phase II transmission line. Bangor Var Co.'s address is 33 State Street, Bangor, Maine. All of its capital stock is owned by Bangor Hydro.

East Branch Improvement Company is a water storage corporation organized under the laws of the State of Maine. It operates on the East Branch of the Penobscot River in Maine. Its capital stock consists of 3,029.25 shares of which Bangor Hydro owns 1,817.55 shares, the remaining 1,211.70 shares being owned by Great Northern Paper Company. East Branch Improvement Company's office is at 33 State Street, Bangor, Maine.

Godfrey's Falls Dam Company is a Maine corporation having its office at 33 State Street, Bangor, Maine. All of its capital stock is owned by East Branch Improvement Company. Ownership of this corporation was acquired to permit future water storage development in the basin of the East Branch of the Penobscot River in the State of Maine.

The Sawtelle Brook Dam & Improvement Company is a Maine corporation having its office at 33 State Street, Bangor, Maine. All of its capital stock is owned by East Branch Improvement Company. This corporation controls certain dams and water rights in the basin of the East Branch of the Penobscot River in Maine and was acquired to permit future water storage development in the East Branch basin.

Sebois Dam Company is a Maine corporation organized to improve the navigation of certain of the Sebois waters which enter the Piscataquis River. It has the right to maintain dams for the driving of logs and lumber. It is presently an inactive corporation and has no income. All of its capital stock is owned by Bangor Hydro. Its address is 33 State Street, Bangor, Maine.


Pleasant River Gulf Improvement Company is a corporation organized under Maine law. It is a water improvement company authorized by its charter to erect and maintain dams and to improve the flow of water in the West Branch of the Piscataquis River in Maine for the purpose of making the West Branch floatable and facilitating the driving of logs and lumber upon the same. It is presently an inactive corporation and has no income. All of its capital stock is owned by Bangor Hydro. Its address is 33 State Street, Bangor, Maine.

Northeastern Company is an inactive corporation organized under Maine law. It was acquired to hold certain real and personal properties useful at the time of the acquisition thereof in the conduct of Bangor Hydro's business. These holdings have since been disposed of and the corporation has no present assets or liabilities.
 All of its capital stock is owned by Bangor Hydro. Its address is 33 State Street, Bangor, Maine.

Eastern Development Company is an inactive corporation organized under Maine law. It was organized to acquire and hold certain properties for ultimate transfer to Bangor Hydro. All holdings have been disposed of and the corporation has no present assets or liabilities. Its address is 33 State Street, Bangor, Maine.

Maine Electric Power Company, Inc. ("MEPCO") is a Maine corporation with its principal office at Edison Drive, Augusta, Maine, formed for the purpose of constructing, owning and operating a 345 KV transmission line between Wiscasset, Maine and the Maine-New Brunswick international border at Orient, Maine, where its lines connect with that portion of the interconnection constructed in the Province of New Brunswick by the New Brunswick Power Commission.
(See File No. 704798). Bangor Hydro owns 14.188% of MEPCO'S common stock; the remainder of the stock is held by other Maine electric utility companies.

Neither Bangor Energy Resale, Inc., CareTaker, Inc., Bangor Var
Co. Inc., East Branch Improvement Company, Godfrey's Falls Dam Company, The Sawtelle Brook Dam and Improvement Company, Northeastern Company, Eastern Development Company, Pleasant River Gulf Improvement Company, nor Sebois Dam Company is a public utility. Bangor Gas Company, LLC is a natural gas utility, but did not provide service during 1999 to any customers.


2. Bangor Hydro owns four internal combustion generating plants and one inactive steam generating plant, all located within its service area in the State of Maine. It also owns approximately 600 miles of transmission lines and approximately 3,600 miles of distribution lines, all being located within its service area in the State of Maine. A map of Bangor Hydro's service area indicating major transmission lines and the location of generating plants is attached hereto. In addition, Bangor Hydro has an approximate 7% ownership interest in Maine Yankee Atomic Power Company in Wiscasset, Maine, an inactive nuclear generating facility in the process of being decommissioned.

As indicated above, MEPCO owns a 345 KV transmission line.

3. Bangor Hydro submits the following information with respect to its sales and purchases of electric energy during the calendar year 1999:

(a)     KWH of electric energy sold
	(at retail and wholesale):

	STATE                   KWH       REVENUES
	ALL           1,898,119,700     $195,712,591

(b)     KWH distributed at retail
	outside the State of Maine:           None

(c)     KWH of electric energy sold
	at wholesale outside of Maine or
	at the State line sold through
	the New England Power Pool:

	STATE*                  KWH       REVENUES
	Massachusetts    84,138,000     $1,315,218
	New Hampshire     44,711,000    $11,626,531
	Kentucky            160,000         $5,480
	TOTAL           129,009,000    $12,947,230

(d)     KWH purchased outside the State
	of Maine or at the State line:

	STATE*                  KWH       EXPENSES
	Massachusetts   278,144,000    $10,702,328
	New Hampshire    125,077,000     $3,502,888
	New Brunswick   781,047,000    $21,484,207
	Connecticut     252,456,000     $7,159,185
	Pennsylvania     13,711,000       $352,107
	TOTAL         1,450,435,000    $43,200,715

	*-For purposes of this analysis, system purchases and sales are assumed to be made in the State that is the principal place of business of the wholesale purchaser or seller.


4. Bangor Hydro has no direct or indirect interest in an EWG or a foreign utility company.


			      EXHIBIT A
			      ---------

The consolidating statements of income and retained earnings of Bangor Hydro and its subsidiary companies for the calendar year 1999 together with consolidating balance sheets of Bangor Hydro and its subsidiary companies as of the close of the calendar year 1999 are attached hereto as Exhibit A. With the exception of MEPCO, Penobscot Gas and Bangor Var Co., Inc., during 1999 the subsidiaries referred to in item 1 above considered in the aggregate would not constitute a significant subsidiary and their income is not material in relation to the total enterprise. Consequently, financial statements for such subsidiaries are not consolidated. In the case of MEPCO, the Chester SVC Partnership, Bangor-Pacific and Bangor Gas, financial statements are not consolidated because Bangor Hydro or its wholly-owned subsidiaries do not own a majority interest. The 1999 financial statements for East Branch Improvement Company which includes investment in its wholly owned subsidiaries, Godfrey Falls Dam Company and Sawtelle Brook Dam & Improvement Co. are included in Exhibit A as are the 1999 financial statements for MEPCO, the Chester SVC Partnership and Bangor Gas.



			      EXHIBIT B
			      ---------

A Financial Data Schedule is attached as Exhibit B.


			      EXHIBIT C
			      ---------

No organizational chart is attached because Bangor Hydro has no relationship with any EWG or foreign utility company.


Bangor Hydro has caused this statement to be executed on its behalf by its duly authorized officer this 25th day of February, 2000.
               			    BANGOR HYDRO-ELECTRIC COMPANY


               			    by /s/ Frederick S. Samp
             			      -----------------------
			                   Frederick S. Samp
               			    Chief Financial Officer
 (Corporate Seal)



Attest:   /s/ Andrew Landry
	 ------------------
	 Andrew Landry
	 Corporate Clerk


    Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

		      Frederick S. Samp
		      Chief Financial Officer
		      Bangor Hydro-Electric Company
		      33 State Street
		      P.O. Box 932
		      Bangor, Maine  04402


Bangor Hydro-Electric Company
Consolidating Statement of Income
For the Twelve Months Ended December 31, 1999

                                         						  Bangor
                                        						   Hydro         PHC          BVC       Caretaker       BERI
Total Operating Revenue                          187,494,919     865,173            0            0             0

Operating Expenses:
  Fuel for Generation and Purchased Power         73,893,414           0            0            0    (6,092,258)
  Other Operation & Maintenance                   36,473,367          57            0            0        18,242
  Depreciation and Amortization                    8,063,939           0            0            0             0
  Amortization of Seabrook Nuclear Unit            1,699,050           0            0            0             0
  Amortization of Contract Buyouts                20,801,816           0            0            0             0
  Taxes -
    Property and Payroll                           5,059,140           0            0            0             0
    Federal and State Income                       7,024,683     353,285     (245,555)           0     1,876,082
Total Operating Expenses                         153,015,409     353,342     (245,555)           0    (4,197,934)
Operating Income                                  34,479,510     511,831      245,555            0     4,197,934

Other Income and (Deductions):
  Allowance for Equity Funds Used
    During Construction                             (326,026)          0            0            0             0
  Other, Net of Applicable Income Taxes            3,333,925           0        2,929      (86,349)       43,709
                                          						   3,007,899           0        2,929      (86,349)       43,709
Income Before Interest Expense                    37,487,409     511,831      248,484      (86,349)    4,241,643

Interest Expense:
  Long-term Debt                                  17,636,022           0            0            0     1,368,602
  Other                                            1,285,853           0            0           13       107,681
  Allowance for Borrowed Funds Used
    During Construction                              284,933           0            0            0             0
                                          						  19,206,808           0            0           13     1,476,283
Net Income                                        18,280,601     511,831      248,484      (86,362)    2,765,360
Preferred Dividend Accrual                        ----------     -------     --------      --------    ---------

Weighted Avg. No. of Shares Outstanding
Earnings Per Common Share


                                             						 Penobscot                 BHE/BERI
                                          						    Gas         Elim.        Elim.       Reclass       Totals
Total Operating Revenue                                    0    (460,648)  (2,765,360)  12,860,712   197,994,796

Operating Expenses:
  Fuel for Generation and Purchased Power                  0           0            0   12,947,229    80,748,385
  Other Operation & Maintenance                            0           0            0            0    36,491,666
  Depreciation and Amortization                            0           0            0            0     8,063,939
  Amortization of Seabrook Nuclear Unit                    0           0            0            0     1,699,050
  Amortization of Contract Buyouts                         0           0            0            0    20,801,816
  Taxes -
    Property and Payroll                                   0           0            0            0     5,059,140
    Federal and State Income                               0           0            0      (35,329)    8,973,166
Total Operating Expenses                                   0           0            0   12,911,900   161,837,162
Operating Income                                           0    (460,648)  (2,765,360)     (51,188)   36,157,634

Other Income and (Deductions):
  Allowance for Equity Funds Used
    During Construction                                    0           0            0            0      (326,026)
  Other, Net of Applicable Income Taxes             (147,178)    (66,127)           0       51,188     3,132,097
                                          						    (147,178)    (66,127)           0       51,188     2,806,071
Income Before Interest Expense                      (147,178)   (526,775)  (2,765,360)           0    38,963,705

Interest Expense:
  Long-term Debt                                           0           0            0            0    19,004,624
  Other                                                    0           0            0            0     1,393,547
  Allowance for Borrowed Funds Used
    During Construction                                    0           0            0            0       284,933
                                                 							   0           0            0            0    20,683,104
Net Income                                          (147,178)   (526,775)  (2,765,360)           0    18,280,601
Preferred Dividend Accrual                          ---------   ---------   ----------    ---------- -----------
                                                                                                         945,396
                                                            												                              17,335,205
Weighted Avg. No. of Shares Outstanding                                                                7,363,424
Earnings Per Common Share                                                                                   2.35
                                                                      												                    ==========

Bangor Hydro-Electric Company
Consolidating Statement of Retained Earnings
For the Twelve Months Ended December 31, 1998
                                                              									Bangor    Penobscot
                    			   Bangor     Penobscot    Bangor  Caretaker    Energy     Natural                 BHE/BERI
                   			    Hydro       Hydro       Var                 Resale       Gas      Elimins.     Elimins.      Totals
Retained Earnings Balance
  at Beginning of Year    22,992,769   1,547,882    62,721         0   2,225,871    (58,270)  (3,778,204)           0   22,992,769

  Add:  Net Income
     Year to Date         18,280,601     511,831   248,484   (86,362)  2,765,360   (147,178)    (526,775)  (2,765,360)  18,280,601
                     			  ----------   ---------   -------   --------  ---------   ---------  -----------  -----------  ----------
    Total                 41,273,370   2,059,713   311,205   (86,362)  4,991,231   (205,448)  (4,304,979)  (2,765,360)  41,273,370
                     			  ----------   ---------   -------   --------  ---------  ----------  -----------  -----------  ----------
  Deduct:

    Dividends -
      Preferred Stock       (899,718)          0         0         0           0          0            0            0     (899,718)
      Common Stock        (3,313,541)          0         0         0           0          0            0            0   (3,313,541)
      Other                  (45,678)          0         0         0           0          0            0            0      (45,678)
                    			  -----------  ---------   -------  --------  ----------   ---------  ----------- -----------   -----------
  Total                   (4,258,937)          0         0         0           0          0            0            0   (4,258,937)
                    			  -----------  ---------   -------  ---------  ---------   ---------  -----------  ----------   -----------
Retained Earnings at
  End of Period           37,014,433   2,059,713   311,205   (86,362)  4,991,231   (205,448)  (4,304,979)  (2,765,360)  37,014,433
                     			  ==========   =========   =======   ========  =========   ========= ============  ===========  ==========

BANGOR HYDRO-ELECTRIC COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1999
                                             							    Bangor     Penobscot     Bangor
                 			 ASSETS                             Hydro        Hydro        Var           Beri       Caretaker
  INVESTMENT IN UTILITY PLANT:
    Electric Plant in Service                             306,970,789          0             0             0             0
      Less:  Accumulated Depreciation & Amortization       84,825,432          0             0             0             0
                                                 							  222,145,357          0             0             0             0
    Construction Work in Progress                           5,670,448          0             0             0        (2,202)
                                                 							  227,815,805          0             0             0        (2,202)
    Investments in Corporate Joint Ventures:
      Maine Yankee Atomic Power Co.                         5,441,697          0             0             0             0
      Maine Electric Power Co.                                533,065          0             0             0             0

                                                 							  233,790,567          0             0             0        (2,202)

  OTHER INVESTMENTS                                         9,182,034          0             0             0        96,836

  FUNDS HELD BY TRUSTEE:                                   21,191,940          0             0     1,506,903             0

  CURRENT ASSETS:
    Cash & Cash Equivalents                                15,503,310          0       116,502        52,523        18,831
    Accounts Receivable, Net                               17,145,154          0             0    24,468,716        10,120
    Unbilled Revenue Receivable                            14,127,645          0             0             0             0
    Inventories, at Average Cost:                                   0          0             0             0             0
      Materials and Supplies                                2,770,211          0             0             0        22,693
      Fuel Oil                                                 45,310          0             0             0             0
    Prepaid Expenses                                          277,697          0             0             0             0
    Deferred Maine Yankee Refueling Costs                           0          0             0             0             0

       	Total Current Assets                               49,869,327          0       116,502    24,521,239        51,644

  DEFERRED CHARGES:
    Investment in Seabrook Nuclear Project                 26,969,829          0             0             0             0
    Costs to Terminate Purchased Power Contracts          118,565,234          0             0             0             0
    Maine Yankee Decommissioning Costs                     46,041,644          0             0             0             0
    Deferred Regulatory Assets                                293,868          0             0             0             0
    Other                                                  14,184,407          0             0       278,175             2

       	Total Deferred Charges                            206,054,982          0             0       278,175             2

       	  Total Assets                                    520,088,850          0       116,502    26,306,317       146,280
							                                                   ===========    =========== =========  ============  ============


                                               							  Penobscot                 BHE/BERI                     Totals
                    			 ASSETS                          Natural Gas   Elimins.     Elimins.     Reclasses
  INVESTMENT IN UTILITY PLANT:
    Electric Plant in Service                                       0          0             0             0   306,970,789
      Less:  Accumulated Depreciation & Amortization                0          0             0             0    84,825,432
                                                        								    0          0             0             0   222,145,357
    Construction Work in Progress                                   0          0             0             0     5,668,246
                                                        								    0          0             0             0   227,813,603
    Investments in Corporate Joint Ventures:
      Maine Yankee Atomic Power Co.                                 0          0             0      (175,000)    5,266,697
      Maine Electric Power Co.                                      0          0             0        (3,435)      529,630

                                                        								    0          0             0      (178,435)  233,609,930

  OTHER INVESTMENTS                                           328,183   (986,390)   (4,991,232)            0     3,629,431

  FUNDS HELD BY TRUSTEE:                                            0          0             0             0    22,698,843

  CURRENT ASSETS:
    Cash & Cash Equivalents                                         0          0             0             0    15,691,166
    Accounts Receivable, Net                                        0          0   (23,532,753)      178,435    18,269,672
    Unbilled Revenue Receivable                                     0          0             0             0    14,127,645
    Inventories, at Average Cost:                                   0          0             0             0             0
      Materials and Supplies                                        0          0             0             0     2,792,904
      Fuel Oil                                                      0          0             0             0        45,310
    Prepaid Expenses                                                0          0             0       650,301       927,998
    Deferred Maine Yankee Refueling Costs                           0          0             0             0             0

       	Total Current Assets                                        0          0   (23,532,753)      828,736    51,854,695

  DEFERRED CHARGES:
    Investment in Seabrook Nuclear Project                          0          0             0             0    26,969,829
    Costs to Terminate Purchased Power Contracts                    0          0             0             0   118,565,234
    Maine Yankee Decommissioning Costs                              0          0             0             0    46,041,644
    Deferred Regulatory Assets                                      0          0             0    36,631,797    36,925,665
    Other                                                           0          0             0   (10,807,575)    3,655,009

       	Total Deferred Charges                                      0          0             0    25,824,222   232,157,381

       	  Total Assets                                        328,183   (986,390)  (28,523,985)   26,474,523   543,950,280
							                                                       =======   =========  ============   ==========   ===========

BANGOR HYDRO-ELECTRIC COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1999
                                             							    Bangor     Penobscot     Bangor
                                             							    Hydro        Hydro        Var           Beri       Caretaker
	 STOCKHOLDERS' INVESTMENT & LIABILITIES
CAPITALIZATION:
  Common Stock Investment                                 132,721,895          0       311,205     4,991,232       205,383
  Preferred Stock                                           4,734,000          0             0             0             0
  Preferred Stock Subject to Mandatory Redemption
    Exclusive of Current Sinking Fund Requirements                  0          0             0             0             0
  Long-term Debt, Net of Current Portion                  171,600,000          0             0    11,700,000             0

      Total Capitalization                                309,055,895          0       311,205    16,691,232       205,383

CURRENT LIABILITIES:

  Notes Payable-Banks                                               0          0             0             0             0

  Other Current Liabilities-
  Current Portion of Long-term Debt and Sinking
    Fund Requirements on Preferred Stock                   14,000,000          0             0     5,460,000             0
  Accounts Payable                                         36,395,583          0             0       661,850           427
  Dividends Payable                                         1,170,942          0             0             0             0
  Accrued Interest                                          2,500,066          0             0        52,692             0
  Customers' Deposits                                         398,897          0             0             0             0
  Deferred Revenue                                                  0          0             0             0             0
  Current Income Taxes Payable                              3,410,963          0    (2,772,788)    3,704,078       (64,090)

      Total Other Current Liabilities                      57,876,451          0    (2,772,788)    9,878,620       (63,663)

      Total Current Liabilties                             57,876,451          0    (2,772,788)    9,878,620       (63,663)

DEFERRED CREDITS & RESERVES:
  Deferred Income Taxes - Seabrook                          6,661,267          0             0             0             0
  Other Accumulated Deferred Income Taxes                  45,587,674          0     1,868,710      (263,535)        4,560
  Maine Yankee Decommissioning Costs                       46,041,644          0             0             0             0
  Deferred Gain on Asset Sale                              29,357,358          0             0             0             0
  Deferred Regulatory Liability                                     0          0             0             0             0
  Unamort. Invest. Tax Credits                                882,352          0       709,375             0             0
  Accrued Pension                                           1,094,808          0             0             0             0
  Other                                                    23,531,401          0             0             0             0
      Total Deferred. Credits & Reserves                  153,156,504          0     2,578,085      (263,535)        4,560

       	Total Stockholders' Investment. & Liabilities     520,088,850          0       116,502    26,306,317       146,280
                                                 							  ===========   ==========  ==========   ===========     =========

						                                               	  Penobscot                 BHE/BERI                     Totals
      	 STOCKHOLDERS' INVESTMENT & LIABILITIES          Natural Gas   Elimins.     Elimins.     Reclasses
CAPITALIZATION:
  Common Stock Investment                                     469,802   (986,390)   (4,991,232)            0   132,721,895
  Preferred Stock                                                   0          0             0             0     4,734,000
  Preferred Stock Subject to Mandatory Redemption
    Exclusive of Current Sinking Fund Requirements                  0          0             0             0             0
  Long-term Debt, Net of Current Portion                            0          0             0             0   183,300,000

      Total Capitalization                                    469,802   (986,390)   (4,991,232)            0   320,755,895

CURRENT LIABILITIES:

  Notes Payable-Banks                                               0          0             0             0             0

  Other Current Liabilities-
  Current Portion of Long-term Debt and Sinking
    Fund Requirements on Preferred Stock                            0          0             0             0    19,460,000
  Accounts Payable                                                  0          0   (23,532,753)      650,301    14,175,408
  Dividends Payable                                                 0          0             0             0     1,170,942
  Accrued Interest                                                  0          0             0             0     2,552,758
  Customers' Deposits                                               0          0             0             0       398,897
  Deferred Revenue                                                  0          0             0             0             0
  Current Income Taxes Payable                               (152,467)         0             0             0     4,125,696

      Total Other Current Liabilities                        (152,467)         0   (23,532,753)      650,301    41,883,701

      Total Current Liabilties                               (152,467)         0   (23,532,753)      650,301    41,883,701

DEFERRED CREDITS & RESERVES:
  Deferred Income Taxes - Seabrook                                  0          0             0     7,333,401    13,994,668
  Other Accumulated Deferred Income Taxes                      10,848          0             0     8,618,633    55,826,890
  Maine Yankee Decommissioning Costs                                0          0             0             0    46,041,644
  Deferred Gain on Asset Sale                                       0          0             0             0    29,357,358
  Deferred Regulatory Liability                                     0          0             0     9,872,188     9,872,188
  Unamort. Invest. Tax Credits                                      0          0             0             0     1,591,727
  Accrued Pension                                                   0          0             0    10,206,249    11,301,057
  Other                                                             0          0             0   (10,206,249)   13,325,152
      Total Deferred. Credits & Reserves                       10,848          0             0    25,824,222   181,310,684

       	Total Stockholders' Investment. & Liabilities         328,183   (986,390)  (28,523,985)   26,474,523   543,950,280
							                                                     =========   =========  ============   ==========   ===========

           	      EAST BRANCH IMPROVEMENT COMPANY
                 		      BALANCE SHEETS
                   		DECEMBER 31, 1999 AND 1998

	                                            					  1999        1998
	             ASSETS

Current Assets:

  Cash and cash equivalents                       $22,886     $12,225
  Accounts receivable                              25,000      25,000
  Prepaid taxes                                    16,274      14,573
	                                  				      ------------------------
    Total Current Assets                          $64,160     $51,798
                                  					      ------------------------
Investments:
  Godfrey Falls Dam Company                        $2,850      $2,850
  Sawtelle Brook Dam and Improvement Company          825         825
					                                        ------------------------
    Total Investments                              $3,675      $3,675
                                  					      ------------------------
Property and Equipment:
  Dams, Builds., Equip., Land & Land Rights    $1,211,990  $1,211,990
  Accumulated Depreciation                       (771,799)   (746,354)
                                  					      ------------------------
    Net Property and Equipment                   $440,191    $465,636
                                  					      ------------------------
Total Assets                                     $508,026    $521,109
                                  					      ========================

     LIABILITIES AND CAPITALIZATION

Current Liabilities:
  Accounts Payable-Bangor Hydro-Electric Co.      $16,228     $14,916
  Other Accrued Expenses                              908         908
	                                  				      ------------------------
    Total Current Liabilities                     $17,136     $15,824
                                  					      ------------------------
Long-term Liabilities:
  Deferred Federal and State Income Taxes        $147,683    $150,173
                                   				      ------------------------
Capitalization:
  Common Stock                                   $302,925    $302,925
  Retained Earnings                                40,282      52,187
                                  					      ------------------------
    Total Capitalization                         $343,207    $355,112
	                                  				      ------------------------
                                          						 $508,026    $521,109
                                  					      ========================

Unaudited - For Management Discussion Purposes Only


           	     EAST BRANCH IMPROVEMENT COMPANY
            STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
        FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997


	                              			      1999        1998        1997

Revenues:
  Downstream Charges                 $100,000    $100,000    $100,000
	                           			  ------------------------------------
Expenses:
  Operation and Maintenance           $59,005     $58,665     $74,622
  Depreciation Expense                 25,445      25,894      25,904
  Property and Payroll Taxes           30,495      29,260      31,189
  Income Taxes                         (2,490)     (4,202)       (972)
                           				  ------------------------------------
    Total Expenses                   $112,455    $109,617    $130,743
                           				  ------------------------------------
Gross Loss                           ($12,455)    ($9,617)   ($30,743)
                           				  ------------------------------------
Other Income:
  Interest and Rental Income             $550        $550      $1,050
                           				  ------------------------------------
Net Loss                             ($11,905)    ($9,067)   ($29,693)

Add: Retained Earnings Balance at
  Beginning of Year                    52,187      61,254      90,947
	                           			  ------------------------------------
Retained Earnings at End of Year      $40,282     $52,187     $61,254
                            			  ====================================

Unaudited - For Management Discussion Purposes Only


             			MAINE ELECTRIC POWER COMPANY
              			    STATEMENT OF INCOME
	       FOR PERIOD ENDING DECEMBER 31, 1999 AND 1998

	     (Dollars in thousands except per share amounts)
	                                           					1999         1998
OPERATING REVENUES
   OPERATING REVENUES                        $   2,738    $   3,514
   OTHER NON-UTITLITY REVENUES                     198          198
   SUPPORT CHARGES AND OTHER                         0            0
	                                  				      ---------    ---------
      TOTAL OPERATING REVENUES               $   2,936    $   3,712

OPERATING EXPENSES
   PURCHASED POWER                           $       0    $       0
   OPERATION & MAINTENANCE                       1,406        1,440
   DEPRECIATION                                    326          364
   TAXES
      FEDERAL/STATE INCOME                       2,211          629
      LOCAL PROPERTY/OTHER                         528          457
	                                  				      ---------    ---------
   TOTAL OPERATING EXPENSES                  $   4,471    $   2,890

OPERATING INCOME                             $  (1,535)   $     822
   ALLOWANCE FOR EQUITY FUNDS
      USED DURING CONSTRUCTION                      25            4
   OTHER INCOME AND DEDUCTIONS                     325          202
   GAIN ON SALE OF INVESTMENTS AND PROPERTIES    4,567
   FEDERAL AND STATE TAXES                           0            0
	                                  				      ---------    ---------
INCOME BEFORE INTEREST CHARGES               $   3,382    $   1,028
                                  					      ---------    ---------
INTEREST CHARGES
   SHORT-TERM DEBT                           $      54    $      43
   LONG-TERM DEBT                                   18           34
   OTHER INTEREST CHARGES-NET                        -            -
   ALLOWANCE FOR BORROWED FUNDS
      USED DURING CONSTRUCTION                       -            -
					                                        ---------    ---------
   TOTAL INTEREST CHARGES                    $      72    $      77
                                  					      ---------    ---------
NET INCOME                                   $   3,310    $     951
                                  					      =========    =========

WEIGHTED AVERAGE NUMBER OF
   SHARES OF COMMON STOCK OUTSTANDING            8,785        8,785
	                                  				      =========    =========
EARNINGS PER SHARE COMMON STOCK              $  107.93    $  107.93
			                                  		      =========    =========


		                 	MAINE ELECTRIC POWER COMPANY
                      				BALANCE SHEET
                 			AT DECEMBER 31, 1999 AND 1998

	                		    (Dollars in thousands)
	                                           					1999         1998

ELECTRIC PROPERTY, ORIGINAL COST             $  23,493    $  23,633
   LESS:ACCUMULATED DEPRECIATION                23,015       22,899
	                                  				      ---------    ---------
                                   					     $     478    $     734
   CONSTRUCTION WORK IN PROGRESS                 2,271            0
                                   				      ---------    ---------
   NET ELECTRIC PROPERTY                     $   2,749    $     734
                                  					      ---------    ---------
CURRENT ASSETS
   CASH AND CASH EQUIVALENTS                 $   4,905    $   3,494
   ACCOUNTS RECEIVABLE                             302          577
   ACCRUED TAXES                                     0            0
   OTHER CURRENT ASSETS                             73           16
                                  					      ---------    ---------
   TOTAL CURRENT ASSETS                      $   5,280    $   4,087
                                  					      ---------    ---------
DEFERRED CHARGES                             $      38    $     129
                                  					      ---------    ---------
                                   					     $   8,067    $   4,950
                                  					      =========    =========


	             	   COMMON STOCK INVESTMENT AND LIABILITIES

CAPITALIZATION
   COMMON STOCK, $100 PAR VALUE, AUTHORIZED
      20,000 SHARES, OUTSTANDING 8,785.      $     878    $     878
   RETAINED EARNINGS                             2,850        2,338
	                                  				      ---------    ---------
   TOTAL COMMON STOCK EQUITY                 $   3,728    $   3,216

   LONG TERM NOTES DUE IN ANNUAL
      INSTALLMENTS THROUGH JULY 1, 1997-
      LESS CURRENT SINKING FUND REQUIREMENT  $      -     $     220
	                                  				      ---------    ---------
   TOTAL CAPITALIZATION                      $   3,728    $   3,436
                                  					      ---------    ---------
CURRENT LIABILITIES
   CURRENT SINKING FUND REQUIREMENT          $      -     $     200
   ACCOUNTS PAYABLE                              2,506          728
   DIVIDENDS PAYABLE                                24           24
   ACCRUED PURCHASED POWER                          -            -
   ACCRUED INTEREST. TAXES AND OTHER             1,144          (79)
                                  					      ---------    ---------
   TOTAL CURRENT LIABILITIES                 $   3,674    $     873
                                  					      ---------    ---------
DEFERRED CREDITS
   ACCUMULATED DEFERRED INCOME TAXES         $    (410)   $    (555)
   UNAMORTIZED INVESTMENT TAX CREDITS                4           13
   OTHER DEFERRED CREDITS                        1,071        1,183
                                  					      ---------    ---------
   TOTAL DEFERRED CREDITS                    $     665    $     641
                                  					      ---------    ---------
					                                        $   8,067    $   4,950
                                  					      =========    =========


	                	      Chester SVC Partnership
                        			Statement of Income
       For the Years Ended December 31, 1999, 1998 and 1997


	                              			 1999          1998          1997

Operating Revenues             $4,406,377    $4,534,759    $4,642,147
	                    		    ------------------------------------------

Operating Expenses:
  Operation & Maintenance        $670,665      $687,419      $694,946
  Depreciation                  1,075,470     1,075,476     1,075,476
  Taxes - Property                166,520       168,405       156,565
	                    		    ------------------------------------------
Total Operating Expenses       $1,912,655    $1,931,300    $1,926,987
                    			    ------------------------------------------
Operating Income               $2,493,722    $2,603,459    $2,715,160
	                    		    ------------------------------------------

Other Expense(Income)
  Interest Charges             $2,615,798    $2,737,345    $2,858,677
  Interest Income                (122,076)     (133,886)     (143,517)
	                    		    ------------------------------------------
Total Other Expense(Income)    $2,493,722    $2,603,459    $2,715,160
                     		    ------------------------------------------

Net Income                             $0            $0            $0
	                    		    ==========================================


	                	 Chester SVC Partnership
               		      Balance Sheets
                		December 31, 1999 and 1998

	                                   				       1999          1998
ASSETS

Electric Property, Original Cost            $31,993,248   $31,993,248
Less:  Accumulated Depreciation              (9,597,993)   (8,522,523)
	                                  				  ----------------------------
Net Electric Property                       $22,395,255   $23,470,725
                                  					  ----------------------------
Construction Work in Progress                    85,402             0
                                  					  ----------------------------
Current Assets
  Cash And Temporary Investments               $401,786      $372,193
  Temporary Investments                               0             0
  Accounts Receivable                           262,079       382,297
  Other Current Assets                           13,937         5,299
                                  					  ----------------------------
Total Current Assets                           $677,802      $759,789
                                  					  ----------------------------
Other Assets
  Other Deferred Charges and Other Assets    $2,143,298    $2,247,727
                                  					  ----------------------------
Total Other Assets                           $2,143,298    $2,247,727
                                  					  ----------------------------
TOTAL ASSETS                                $25,301,757   $26,478,241
                                  					  ============================

LIABILITIES AND PARTNERS' CAPITAL

Capitalization
  Partners' Capital                                  $0            $0
  Notes Payable, Less Current Portion        23,471,260    24,654,349
	                                  				  ----------------------------
Total Capitalization                        $23,471,260   $24,654,349
                                  					  ----------------------------
Current Liabilities
  Notes Payable                              $1,183,090    $1,183,090
  Accounts Payable                              347,109       303,457
  Accrued Interest                               70,294        73,893
  Advanced Billing - NHH                        230,004       263,452
                                  					  ----------------------------
Total Current Liabilities                    $1,830,497    $1,823,892
                                  					  ----------------------------
TOTAL LIABILITIES AND PARTNERS' CAPITAL     $25,301,757   $26,478,241
                                  					  ============================


	             	     Bangor Gas Company, LLC
              		    Statement of Operations
      	For the Years Ended December 31, 1999 and 1998

	                                          					 1999            1998

Revenues from Sale of Gas                   $          0    $          0
	                                    			   --------------  --------------
Operating Expenses:

  Operation expenses                        $    432,197    $    184,218
  Depreciation                                    14,723           4,947
  General taxes                                   21,506           7,383
	                                  				   --------------  --------------
    Total Operating Expenses                $    468,426    $    196,548
                                  					   --------------  --------------
    Net Operating Expense                   $   (468,426)   $   (196,548)

  Nonoperating Expense                           (28,836)           (325)
	                                   			   --------------  --------------
Net Loss                                    $   (497,262)   $   (196,873)
                                  					   ==============  ==============

Unauditied - For Management Discussion Purposes Only


	                	       Bangor Gas Company, LLC
                       			   Balance Sheet
                		      December 31, 1999 and 1998

	                                         					 1999            1998
              		  ASSETS
Investment in Utility Plant:
  Construction work in progress             $ 12,195,376    $  2,864,806
                                  					   --------------  --------------

  Electric plant in service                 $     65,058    $     34,626
  Less:  Accumulated depreciation                (19,671)         (4,947)
	                                  				   --------------  --------------
                                          						  45,387          29,679
                                  					   --------------  --------------
    Net investment in utility plant         $ 12,240,763    $  2,894,485
                                  					   --------------  --------------
Current Assets:
  Cash and cash equivalents                 $    237,145    $     31,194
  Other current assets                               676               0
                                  					   --------------  --------------
    Total current assets                    $    237,821    $     31,194
                                  					   --------------  --------------
Total Assets                                $ 12,478,584    $  2,925,679
                                  					   ==============  ==============

         PARTNERS' CAPITAL AND LIABILITIES
Partners' Capital:
  Partners' contributions                   $  1,350,250    $    370,250
  Accumulated deficit                           (694,135)       (196,873)
					                                     --------------  --------------
    Total Partners' Capital                      656,115         173,377
                                  					   --------------  --------------
Current Liabilities:
  Accrued expenses                          $    402,070    $     25,696
  Payable to Partner - Sempra Energy          11,420,399       2,726,606
                                  					   --------------  --------------
    Total Current Liabilities                 11,822,469       2,752,302
                                   				   --------------  --------------
Total Partners' Capital and Liabilities     $ 12,478,584    $  2,925,679
                                  					   ==============  ==============

Unauditied - For Management Discussion Purposes Only